Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Signs Distribution Agreement with Heliocentris Energy Systems

Educational Fuel Cell Package Distribution Deal Worth US$1.25M

For Immediate Release – April 20, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) has named Heliocentris Energy Systems as a distributor in North America and Europe of Ballard’s AirGen™ portable fuel cell generator and Nexa® fuel cell power module. Specializing in fuel cell materials and curriculum packages for leading-edge educational institutions, Heliocentris will purchase AirGen™ portable fuel cell generators and/or Nexa® power modules over the next two years for incorporation into their product line for post-secondary institutions. At current product pricing, the deal is valued at a minimum of approximately US$1.25M. Heliocentris is the third worldwide (excluding Japan) distributor Ballard has signed to distribute the AirGen™ portable fuel cell generator, after MGE UPS SYSTEMS Inc. and Mitsubishi Canada Limited.

“Heliocentris’ confidence in Ballard’s AirGen™ portable fuel cell generator and our Nexa® power module is indicative of the growing momentum toward the acceptance of fuel cell technology as a viable form of power generation. We are very pleased to welcome Heliocentris as a distributor in Europe and North America,” said Ross Witschonke, Ballard’s Vice President of Sales & Marketing. “Heliocentris’ considerable expertise in the education marketplace will continue to establish Ballard technology as the standard in fuel cell curricula worldwide.”

The agreement brings together two industry leaders: Ballard is the world leader in developing, manufacturing and marketing proton exchange membrane (“PEM”) fuel cells, while Heliocentris is the world leader in providing fuel cells and educational materials for secondary and post-secondary education.

“There will be a high degree of synergy between our two companies,” said Henrik Colell, Heliocentris’ Co-Founder and Managing Director. “Heliocentris’ leading position within the fuel cell education space will help broaden Ballard’s exposure to tomorrow’s engineers and scientists, while Ballard’s products will round out our product offering to post-secondary institutions. The Ballard products are ideal for incorporation into advanced courses in engineering, graduate and post-graduate research, and student design projects.”

Heliocentris will offer three packages: Ballard’s Nexa® power module with Course Material and Nexamon™ software, Ballard’s AirGen™ portable fuel cell generator, and a complete package consisting of the Nexa® power module, AirGen™ fuel cell generator, Course Material and Nexamon™ software. The accompanying course material is appropriate for post-secondary training in fuel cells and includes sections on fuel cell theory, hydrogen production, hydrogen storage and hydrogen safety, as well as an instructors’ guide and slide handouts for students.

Heliocentris, located in Berlin-Adlershof, Germany and Vancouver, Canada produces educational equipment and training material on fuel cells. The products are sold throughout Europe, North America and Asia. With more than 20,000 fuel cell products sold to date, Heliocentris is one of the few companies worldwide with experience in providing fuel cell products to end users. In the field of fuel cells for use in education, Heliocentris is the world leader.

Ballard and Heliocentris will formally launch their relationship at Hannover Fair 2004, April 19 – 24, 2004, where Heliocentris will join Ballard in Booth E40/2 in Hall 13. The two organizations will also co-exhibit at the 15th annual U.S. Hydrogen Conference and Hydrogen Expo in Los Angeles, April 26 – 30, 2004.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, Volkswagen and Cinergy, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen and Nexamon are trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com